Filed by Patina Oil & Gas Corporation

(Commission File No. 001-14344)

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:

Noble Energy, Inc.

(Commission File No. 001-07964)

The Patina Oil & Gas Corporation fourth quarter and full year 2004 earnings conference call was held at 2:00 p.m. eastern on February 24, 2005.

IMPORTANT LEGAL INFORMATION

THIS TRANSCRIPT IS NOT AN OFFER TO SELL THE SECURITIES OF NOBLE ENERGY, INC. AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

Safe Harbor Statement

This transcript may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect Patina’s current views about future events and financial performance of Patina and the proposed merger with Noble Energy, Inc. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected. Important factors that could cause the actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for oil and gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in the oil and gas business that are detailed in Patina’s periodic Securities and Exchange Commission (“SEC”) filings, including Patina’s Annual Report on Form 10-K for the year ended December 31, 2004 and in the Registration Statement on Form S-4 filed by Noble Energy, Inc. on January 25, 2005.

Additional Information

In connection with the proposed merger between Noble Energy, Inc. and Patina (the “Merger”), the parties filed with the SEC a joint proxy statement/prospectus on Form S-4 on January 25, 2005. The proxy statement/prospectus contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Noble Energy and Patina are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. The preliminary materials filed on January 25, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at http://www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at http://www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the Merger. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 19, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger, which is included in the Registration Statement on Form S-4 filed by Noble Energy with the SEC on January 25, 2005.

The transcript of the conference call is provided below:

PATINA OIL & GAS CORPORATION

Moderator: Thomas J. Edelman, Chairman and CEO

February 24, 2005

2:00 p.m. eastern time

Operator: Welcome to the Patina Oil & Gas year-end 2004 earnings conference call.

Today’s call is being recorded.

At this time, for opening remarks and introductions, I would like to turn the call over to Mr. Thomas J. Edelman, the Company’s Chairman. Please go ahead, sir.

Tom Edelman: Thank you, operator, and good afternoon ladies and gentlemen. Thank you for being with us this afternoon.

As I’m sure you all know, we filed a draft proxy statement with the SEC back on January 25 covering our proposed merger with Noble Energy and hope to receive our comments from the SEC on it shortly, so that we could stick to our original target schedule of mailing the proxy statement out to shareholders sometime in the next 30 days and closing of the transaction early next quarter. But, as a result of that filing, we’re going to handle this conference call a bit differently than normal. It’s going to be more abbreviated and I apologize, but not quite as conversational as we might normally choose, on the strong recommendation of our lawyers, who are waiting for those SEC comments.

In any case, I have with me today, as usual, Dave Kornder, our EVP and CFO, as well as our two Senior Vice Presidents of Operations, Andy Ashby and Ted Brown. Michael Stefanoudakis, our General Counsel is also with us, and to the extent I need them, they are all going to be available to back me up in the question section, but in the short lead in to the call, I will try and do this on my own and then they will help me if I need it, as we go to your questions.

As indicated in the press release, we were once again very pleased with the Company’s progress in the course of the year operationally, in addition to obviously being very pleased with the announced transaction in December.

The revenues for the year jumped 38 percent, to better than half-a-billion dollars for the first time. Our cash flow from operations, before changes in working capital, rose 34 percent and net income jumped roughly 66 percent, to $151 million or $2.15 a share.

In the course of the year our bank debt was knocked down by a bit more than $100 million, $120 million roughly, and if this transaction had not taken place and if we did not materially increase our capital budget or share repurchases we would have expected to go debt free sometime in the course of 2006. So, very pleased with the earnings and performance of the Company. Production rose roughly 18 percent.

And, just to give you a flavor for how profitable this business is, at the moment, if we had not had our hedging in effect, which obviously in retrospect very substantially suppressed these earnings, the adjusted net income of the Company would have approximated, after an estimated tax provision, about $270 million last year or $3.60 a share. Our cash flow would have approximated $600 million or just under $8.00 a share. Now, as those of you who’ve seen the proxy know, we will effectively, simultaneously with this transaction, we will unwind all of the hedges on the Patina side of the family, and then there will be a simultaneous re-hedging immediately following the closing at the current market prices. So, those indicated earning rates, which was the fourth quarter annualized, will be very symptomatic of the contribution that Patina will be making to the combined entity subsequent to the closing.

In terms of a few more details on the revenues and the expense side, our oil production for the year was 6.6 million barrels, or roughly 18,000 barrels of oil a day, approximately a 15-percent increase from last year. Gas production was 78.3 Bcf, or roughly 214-million cubic feet a day, roughly a 19-percent increase, leading to total production on an Mcfe basis of 118 Bcfe, or a 322-million cubic feet equivalent a day. That’s the 18-percent increase. Roughly 61 percent of that equivalent production still came from the D-J. The Mid Continent had risen to 28 percent and is growing far more rapidly than D-J. The San Juan was about three percent and the Central and Other was about eight percent of that total.

In terms of the prices, the average oil price for the year, after the fairly substantial impact of hedging, was just under $27 a barrel. That’s a four-percent increase from last year and is after hedging suppressing that price realization by roughly $13 a barrel.

In terms of gas price, it rose 23 percent, to roughly $4.68 an Mcf, up fairly sharply from the $3.82 recorded in 2003. And then, finally, there was a gain on sale of properties. The

Adams-Baggett properties primarily down in Texas, of $7.9 million gross, $4.9 million after tax, which actually benefited net income that I indicated previously by about seven cents a share, I believe.

In terms of the cost side, we, like everyone else in the industry, have increasingly begun to pay the price of what is a more and more aggressive boom in the business, in terms of domestic drilling and recompletions. Our operating costs rose in the course of last year, before production taxes, to roughly 61 cents an Mcfe, from roughly 54 cents the prior year. That is in part the result of an increased level of workover activity, particularly in Wattenberg late in the year, but probably reflects a trend that we’re seeing now of, say, a 10 percent, maybe as much as a 12, but certainly a 10 percent rate of increase in the operating costs.

Our G&A rose to roughly 22 cents an Mcfe last year or $26.4 million in total, up from roughly 19 cents. That jump is largely the result of the aftermath of the Cordillera acquisition late in the prior year, as well as strengthening our management team, notably on the phone call, with the addition of Mike Stefanoudakis, as well as Ted Brown in the course of the year last year. So, we expanded our management pyramid. Obviously, those general and administrative hopefully will be far more efficient as part of the pending transaction.

Interest expense rose to roughly $12.6 million. That’s the borrowings coming out, primarily of the Cordillera transaction, an increase of roughly 42 percent, because we were rapidly approaching becoming debt free, before concluding the Cordillera transaction. That interest expense had already started to fall in the fourth quarter of 2004 and will continue to fall from here through the date presumably of the closing of the transaction, somewhat influenced by the increase in LIBOR rates. But, in the absence of the deal, our balances are probably dropping faster than the rates are. And, as I mentioned, we would have become debt free in the course of the year next – year 2006.

In terms of D, D&A, which again will not be very relevant, in the sense that it will need to be entirely redone in the combined entity – our D, D&A last year totaled $1.08. That’s up about 10 percent from the prior year of 98 cents D, D&A rate, and if the Company remained independent it would probably rise another eight to 10 cents in the course of the year this year – no that may be slightly high. It may be six to eight cents in D, D&A rate this year, if we remained independent, but that will all be recalculated in the course of the transaction, so probably is not very significant to you all as investors, or to the Company, at this stage.

In terms of tax rates, we’ve provided a 38-percent rate, once again in the course of the year, this year is sharply higher just because of the rise in net income. The tax rate will be dropping in the course of the next five years, because of the American Jobs Creation Act. Exactly what our budget deficit needs is additional tax benefits for the oil and gas business, but such is the wisdom of our friends in Washington that we will gradually trend from a 38-percent rate last year to roughly 35 percent out, I guess, Dave – four or five years from now, so that will be reducing slightly as we go forward.

In terms of the capital expenditures, last year we completed a total of just under 1,000 projects in the field for roughly $254 million. Once again, the larger share of that was Wattenberg, with about $112 million expended. Interestingly – and this is where the rate of growth is going to change fairly rapidly, given the rates of maturity in the two basins - the capital expenditures in the Mid Continent came very close to catching up. In the course of the year last year we spent almost $105 million in the Mid Continent, with the biggest segment of that coming in western Oklahoma, where the Bravo and Cordillera properties have proven very successful, as you know.

Going forward, as we’ve indicated, on an independent basis, we were planning for roughly $300 million of cap ex this year. That represents a combination of an increase in the rate of development, as well as price pressures that are taking place on the capital side. I think it’s fair to say that those increases, once again, are probably in the area of five to 10-percent increases, in the absence of tubular goods, which have risen almost 100 percent, I believe, in the course of the last 12 months. So, when you blend those in, the cap ex increases are well more than that eight to 10 percent I’m alluding to for all kinds of other services.

In terms of the reserves, as we mentioned previously, reserves rose nicely in the course of the year, not as dramatically as they had in prior years, where it was a combination of internal growth and acquisitions. We were up about seven percent, to 1.6 Tcfe, with a pretax SEC value of slightly more than $3.1 billion. In that, in terms of the reserves, roughly 1,300 refracs are included in this year-end report, 375 of the Codell trifracs - so still not very far along in terms of booking what we think ultimately will be a far larger number of trifracs - more than 1500 new drills and 975 recompletes. So I think in total something on the order of 4,000 or 4,500 proven projects at year-end still to be done in the existing properties, to say nothing of the new fields.

We had reserve replacement of just under 180 percent from the year, all from the drill bit, because the relatively minor acquisitions and dispositions of properties during the year were almost identical to each other, so had no net effect.

The last comment, before I turn to the industry and then open up for question, is the hedging. Obviously, in the last few days, particularly in oil, and to a lesser degree in gas, we’ve had another run at the highs we saw in the last three or four months in the oil and gas business. We continue to be quite heavily hedged, as an independent, for the remainder of 2005. In terms of oil, we are roughly 70-percent hedged for the remainder of the year on an average price of about $25 a barrel, gas about 65-percent hedged. Both of these are lower than the hedge numbers in 2004, but still fairly high, at about $4.45, an MMBtu across the entire Company in gas. And, then for 2006 the oil is down to about 49-percent hedged and the gas down to 25-percent hedged – that’s at $26.70 roughly on the oil and $4.77 on the gas. As I mentioned earlier, all of these, it’s our expectation, would be unwound before the transaction and Noble’s new hedges put in place at current market prices very shortly thereafter.

In summary terms, a very gratifying year, obviously results substantially suppressed by the hedging. We greatly underestimated the continuing power of this bull market, but we’re frankly delighted with the continued progress, as well as the initiation of a series of new projects, primarily based on shale technology that’s rapidly being developed in the industry, as will be indicated on our 10-K, which we expect to file early on Friday morning. We are up to about 60,000-net acres in the series of shale plays we are working on, and we would expect some time between now and the middle of the year to provide greater details as we finish securing what we hope will be a total of about 100,000-net acres in roughly five major shale projects.

So that really is where we stand, in terms of the Company. We fully expect to continue the very attractive rate-of-return development, not only in Wattenberg, but in the Mid Continent properties, and hope in the course of the year, this year, to really move ahead with some of the work we’re doing in the San Juan.

In terms of the industry, obviously the rebound in prices have continued to support very attractive and rising prices in the securities. That’s been reflected both in Noble stock and our own, and certainly at these commodity prices it’s something that we’d expect to continue. There is substantial cost pressure, not so much availability problems as we’ve seen in the last couple of years, at the moment, on the capital side, but there are cost pressures everywhere in the industry. So far, those cost pressures are far less than the revenue benefits that we’re seeing from the commodity prices.

So, as we look out on 2005 as an independent company, we’re very pleased with the Company’s position and its projects position, expect to keep adding to reserves and production as far out into the future, frankly, as we can prudently see. And, even more enthusiastic, as we indicated in the press release, when you combine our very substantial base of low risk, but high-return onshore projects, with the very high-potential projects that our friends at Noble have in the deepwater Gulf and internationally.

So, at this point, Operator, if I may, I’d like to open the call up for any questions that we may have. Thank you.

Operator: Thank you. The question-and-answer session will be conducted electronically today. If you would like to ask a question, please press star one on your touch-tone telephone. If you are on a speakerphone, please make sure your mute button is turned off to allow your signal to reach our equipment. And that is “star one” if you’d like to ask a question.

We’ll go first to Ryan Zorn with Simmons & Company.

Ryan Zorn: Hey, good afternoon, or good morning if it’s still morning where you are. Could you give us the evolution of shale plays for those of us who didn’t follow Patina? Could you just give us the background on how that – the current acreage position has been compiled, and if you can be a little more specific on where this is?

Tom Edelman: Well, I definitely cannot be more specific on where it is. But, as I indicated, we expect to be, once we finish putting together the position sometime in the next probably two to four months.

In terms of the origin of it, we have a technical group in Denver, working under a vice president whose sole job, or at least principal job – they occasionally will work with other areas of the Company – is to put together new asset plans. And, our principal expertise, as you may know, over the years, has really been in tight-gas development, particularly in large-scale projects, and several of the shale plays appear to fit those advantages that we think we have very nicely.

So, we started looking at, I guess about 12 months ago, and initiated, in terms of actual leasing – I think it’s roughly six, seven months ago – acreage on certain of these shale plays that are not – all we’ve really said are not Barnett shale - but some of the less-exploited shale plays that we think may be in a stage of development similar to what Wattenberg was when we first put together our position there.

Ryan Zorn: OK, but when did you start speaking to the market about your – at least your progress on putting together the position?

Tom Edelman: Help me, David, in terms a first mention of the shale plays – probably November, December?

David Kornder: That’s what we thought, maybe on third quarter conference call, which would have been at the end of October, right around there, I think is the first time we really talked about it.

Ryan Zorn: All right. In terms of concentration per play?

Tom Edelman: I apologize, but you’ve gotten as much information as I’m at liberty to give you.

Ryan Zorn: OK. All right. Appreciate your time.

Tom Edelman: Sure.

Operator: Again, if you would like to ask a question, please press star one. We’ll go next to David Tameron with First Albany.

David Tameron: Good afternoon.

Tom Edelman: Hello, David, how are you?

David Tameron: Good. How are you doing?

Tom Edelman: Just fine sir.

David Tameron: Good. A couple of quick questions. I missed your opening remarks. Did you comment any more about the timing of the merger? Is it still ... ?

Tom Edelman: Well, we’d love to, but the SEC, so far, has not gotten themselves organized to report to me. We filed, I think on the 26th – 25th of January, so we’re coming up on the 30th day here. We would hope to have our comments very soon, and to file along with the year-end results. Our 10-K, as I mentioned, will be filed on Friday. I think the Noble earnings were released earlier this week. And their 10-K will come, I believe, David, next week?

David Kornder: We think somewhere around the first of March.

Tom Edelman: OK. So, you know, as soon as the two 10-Ks are in and we have the SEC results, we’ll be finalizing that proxy and getting it out to shareholders. We would hope the meeting and the closing of the transaction would happen early in the second quarter.

David Tameron: OK. An industry-type question for you here. You know, there’s been some talk about the differentials in the Rockies – basis differentials. Given your mid-stream background, as well, what’s your take – what’s your outlook for this summer?

Tom Edelman: Well, right at the moment, I actually am surprised that the basis differential has not shrunk further than it has, given the very substantial storage and the lack of degree day demand, particularly in the east this winter. I mean historically if the Rockies are cold, relative to the east, that basis tightens. If the Rockies are warm, relative to the east, the basis widens. It’s probably roughly at a midpoint, historically, at the moment. It looks to me – and I’m literally doing nothing more sophisticated than watching the degree-days and the demand pattern impact on storage, but, the Rocky Mountain differential should be fairly healthy – healthy meaning from a producer’s perspective, meaning not nearly as wide as it has been in times in the past, because it’s the consuming regions that have been peculiarly warm, at least so far, this winter, not the producing region.

David Tameron: Does that imply that you would expect – or if that trend holds, obviously you’re expecting wider differentials this summer then?

Tom Edelman: Smaller differentials.

David Tameron: Smaller differentials?

Tom Edelman: Meaning the Rockies, on a relative basis, should do better when its weather is better than the consuming regions weather, because it eats up a lot more of its own gas.

David Tameron: Yes, and so if you do expect that right now, but your not seeing it, would that imply .... ?

Tom Edelman: I find the whole gas market at the moment, frankly, very confusing. We’re all reading the same storage reports and we’re reading – at least what looks like a slight temporary turn on the production side in the gas business, but that gas price does not want to go down. And, you’re definitely talking to the wrong guy to explain why the gas prices are at this level. Your predecessor’s boss, Matt Simmons, probably could give you at least a more cogent explanation as to why things are quite so frothy.

David	Tameron: OK, one more quick question for you. Reserve bookings – did you notice any change versus a year ago, as far as the way the auditors – the reserve engineers approached it?

Tom	Edelman: Not at all. I mean I think everyone is scared of the SEC, given the Shell and some of the other fiascoes. But our properties and the way we historically have booked reserves, as you know, we’ve essentially always had upward revisions, so we’re probably on the extreme conservative end of the spectrum, in terms of how we’ve approached our reserves historically. And, we’re not in projects like some of the international offshore projects that are much more subjective. So, I think we have an easier job, in fairness, than most of the people that have trouble. I think everyone is scared, because of those write-downs. But, I don’t know, David, Michael? I don’t think we had any excitement with Netherland, Sewell at all – none that reached me.

David	Kornder: No, ours was pretty much the same process we’ve been through in the past. Of course, Netherland, Sewell looks at year-end prices to make sure you’re using spot prices, which we’ve always done. But, ours, like Tom said, given our risk profile, and really what we’re developing, we don’t quite have the exposure that some of the other companies have.

David	Tameron: OK, I’ll let somebody else jump on. Thanks.

Tom	Edelman: Thank you.

Operator: And again, that is star one if you’d like to ask a question. We’ll pause for just a moment.

And Mr. Edelman, there are no further questions.

Tom Edelman: Well, thank you, operator. Either I did a very good or a very bad job, probably most likely is since we’re forced to be boring, as a result of our friends at the SEC, this isn’t a lot of fun for those of you who are analysts, as well as investors. Let me, therefore, take the opportunity to thank those of you who have been with us for a substantial period of time, both as analysts and investors. We obviously are delighted, in retrospect, at how well we have managed to do for the Company, its employees and for our investors and analysts over the last eight years.

If the schedule proceeds as we expect, this will be our last earnings call as an independent company, and we very much appreciate your support and attention over the years, and we very much look forward to Patina, its assets and the expertise of its staff contributing to the ongoing success of the combined entity under the Noble name, hopefully starting sometime in the second quarter.

So, thank you all very much. We appreciate your support and hopefully we’ll manage to do as well going forward on a combined basis, as we’ve been successful in doing in the past. Thank you all, once again, and thank you, Operator.

Operator: Thank you. That does conclude today’s teleconference. Thank you for joining us.

END